UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  333-08880

Satélites Mexicanos, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Avenida Paseo de la Reforma 222 Pisos 20 y 21 Colonia Juárez, 06600 México, D.F. México (52) 55-2629-5800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.50% Senior Secured Notes due 2017

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☐

(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☒	Rule 12h-6(i)	☐

(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A. Satélites Mexicanos, S.A. de C.V. (the “Company”) first incurred the duty to file reports under the Securities Exchange Act of 1934 (the “Exchange Act”) on September 26, 2011, in connection with the effectiveness of a Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2011 with respect to the Company’s 9.50% Senior Secured Notes due 2017 (the “Notes”). The Notes have been redeemed in full and there are no outstanding Notes.

B. The Company has filed all reports required under Exchange Act section 13(a) or section 15(d) and corresponding SEC rules for the 12 months preceding the filing of this form, and it has filed at least one annual report under section 13(a).

Item 2.	Recent United States Market Activity

The Notes were last sold in the United States in a private placement on April 9, 2012 and exchanged in a public offering under the Securities Act of 1933 (“Securities Act”) in September 2012 pursuant to a Registration Statement on Form F-4, originally filed on July 2, 2012, and amended on July 30, 2012.

Item 3.	Foreign Listing and Primary Trading Market

Neither the Notes nor any other securities of the Company are listed on any exchange.

Item 4.	Comparative Trading Volume Data

Not applicable

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

The Notes had been issued in the form of global securities, which were deposited with, or with a custodian for, The Depository Trust Company. All of the Notes were repaid in full, in accordance with the terms thereof, on May 15, 2014. Therefore, as of the date hereof, there are no outstanding Notes.

Item 7.	Notice Requirement

The Company published the notice required by Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act, on April 11, 2014 and submitted a copy thereof under cover of a Form 6-K, on that same date. The notice was disseminated in the United States via Businesswire, and as noted was submitted under the cover of a Form 6-K. After payment of the Notes was made, the Company gave further notice of its intent to file this Form 15F under the cover of a Form 6-K filed on May 15, 2014.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.	Exhibits

Not applicable.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

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(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Satélites Mexicanos, S.A. de C.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Satélites Mexicanos, S.A. de C.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

SATÉLITES MEXICANOS, S.A. DE C.V.

/s/ Juan Crisóstomo Antonio García Gayou Facha
Chief Financial Officer

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